UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 14 June, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__                 Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____                 No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____                 No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____                 No __X__

ENCLOSURES:

Sens Announcement dated 14 June 2021: Successful completion of all the suspensive conditions related to the divestment of the Air Separation Units Business (ASUs)
by Sasol South Africa Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
SUCCESSFUL COMPLETION OF ALL THE SUSPENSIVE CONDITIONS RELATED TO
THE DIVESTMENT OF THE AIR SEPARATION UNITS BUSINESS (“ASUs”) BY SASOL
SOUTH AFRICA LIMITED

On 10 September 2020, we informed the market that Sasol South Africa Limited ("SSA"), a major subsidiary of Sasol, had concluded a sale of business agreement (the "Sale
Agreement") with Air Liquide Large Industries South Africa Proprietary Limited ("Air Liquide")
under which SSA would dispose of its ASUs located in Secunda to Air Liquide ("the
Transaction") subject to certain suspensive conditions.

Sasol is pleased to announce that the Competition Tribunal (“the Tribunal”) approved the
Transaction in their ruling following a hearing held on 8 June 2021. This concludes the final outstanding suspensive condition before implementation of the Transaction. The Tribunal granted the approval subject to various conditions relating to future ownership of the ASUs by Air Liquide, including joint procurement of renewable power up to 900 megawatts and decarbonisation investments by Air Liquide. Furthermore, ensuring no negative impact on employment, various commitments on Broad-Based Black Economic Empowerment and support for localisation and small, medium, micro and black owned enterprises.

All the suspensive conditions to the Transaction have now been fulfilled. In line with the terms of the Sale Agreement, the transaction will close on or before 10 business days from the competition tribunal approval date with the proceeds of R5,525 billion and EUR148,75 million (to be settled in US dollars) settled at closing. The proceeds, net of tax obligations related to the Transaction, will be utilised within the Sasol Group to repay debt. Further detail related to the financial impact of the Transaction will be included in Sasol’s annual reporting for financial year 2021.

14 June 2021
Johannesburg
Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, changes in demand for Sasol’s products, increases in market share, total shareholder return, executing our growth projects, oil and gas reserves, cost reductions, legislative, regulatory and fiscal development, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend",
“seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.
If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 June 2021
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary